INVESTOR PRESENTATION SEPTEMBER 2014 Exhibit 99.1

PAGE
DISCLAIMER
This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
• statements about the company’s future performance;
• projections of the company’s results of operations or financial condition;
• statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
• expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any  such plants;
• expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
• expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
• expectations concerning dividend payments and share buy-backs;
• statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
• statements regarding tax liabilities and related audits, reviews and proceedings;
• statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the
New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;
• expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
• expectations concerning indemnification obligations;
• expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
• statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-
party recoveries; and
• statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

PAGE
DISCLAIMER (continued)

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,”
“continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange
Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products;
reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks;
dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers;
dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

PAGE
AGENDA
• Global Strategy and Business Overview
• USA & Europe Fiber Cement
• Asia Pacific Fiber Cement
• Capital Management Framework
• Group Outlook and Guidance
• Appendix
In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document. The company presents financial measures that it believes are customarily used by its
Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“Adjusted EBIT”,
“Adjusted EBIT margin”, “Adjusted net operating profit”, “Adjusted diluted earnings per share”, “Adjusted operating profit before income taxes”,
“Adjusted effective tax rate on earnings”, “Adjusted EBITDA”, and “Adjusted selling, general and administrative expenses”. Unless otherwise stated, results and comparisons are of the first quarter of the current fiscal year versus the first quarter of the prior fiscal year.

PAGE
Industry Leadership and Profitable Growth
• Introduce differentiated
products to deliver a
sustainable competitive
advantage
• Aggressively grow demand
for our products in targeted
market segments

GLOBAL STRATEGY

PAGE
• Annual net sales US$1.6+b
• Total assets US$2.0b
• Strong cash generation
• Operations in North America, Asia Pacific and Europe
• 3,100 employees
• Market cap US$6b
• S&P/ASX 100 company
• NYSE ADR listing
Market capitalization as at 20 August 2014. Total assets and net cash as at 30 June 2014. Annual net sales equal 1QFY15 net sales annualised.
Total assets exclude asbestos compensation
A GROWTH FOCUSED COMPANY

PAGE
Q1 Q1%
FY 2015 FY 2014 Change
Adjusted net operating profit ²
50.1 52.0 (4)
Adjusted diluted earnings per share (US cents) 11 12
US$ Millions
Net operating profit reflects:
• Higher sales volumes and average net sales prices in both the USA and Europe Fiber Cement  and
Asia Pacific Fiber Cement Segments
• USA and Europe Fiber Cement EBIT margin of 21.2%
• Asia Pacific Fiber Cement Segment EBIT margin of 21.7%³
• Increase in adjusted effective tax rate, changes in the fair value of interest rate swaps, and foreign currency losses
1 Comparisons are of the 1   quarter of the current fiscal year versus the 1 quarter of the prior fiscal year
² Adjusted net operating profit excludes asbestos adjustments, New Zealand weathertightness claims and tax adjustments
³ Asia Pacific EBIT margin excludes New Zealand weathertightness claims
Q1 FY15 GROUP NET OPERATING PROFIT
1

st
st

PAGE
USA and Europe
77%
Asia Pacific
23%
USA and Europe
77%
Asia Pacific
23%
8
WORLD LEADER IN FIBER CEMENT
USA & Europe Asia Pacific
JHX Sales Office
JHX Manufacturing Operations
Geographic Mix¹
Net Sales
EBIT ²
DUBLIN
1 All percentages are for the 1    quarter ended 30 June 2014
²
EBIT – excludes research and development, asset impairments, asbestos-related items, New Zealand weathertightness claims and general corporate costs
ST
JHX Manufacturing Operations  – Production Suspended

PAGE
Research & Development:
Significant and consistent investment
• US$33.1m spent on Research & Development in FY14
• US$363.1m spent on Research & Development since 2000
9
CREATING A SUSTAINABLE AND DIFFERENTIATED
ADVANTAGE
History of Fiber Cement Substrate Development
James Hardie
Siding Products Siding Products

PAGE
Fiber cement is more durable than wood and engineered wood, looks and performs better than vinyl, and is more cost effective and quicker to build with than brick
Fiber Cement
Vinyl
Engineered Wood
Fire resistant
Hail resistant
Resists warping
Resists buckling
Lasting color
Dimensional stability
Can be repainted
?
?
?
?
?
?
?
?
?
?
?
?
?
?

DELIVERING SUPERIOR PRODUCT PERFORMANCE

PAGE
Siding
Primary Products
Soffit
Trim /
Fascia
Backerboard
Commercial
Exteriors
Flooring
Interior Walls /
Ceilings
Brand Portfolio
U.S. & Europe
Asia Pacific
BUILDING A PORTFOLIO OF PRODUCTS AND BRANDS

PAGE
¹ Production was suspended at the Summerville plant in November 2008
USA Plant Locations
USA AND EUROPE FIBER CEMENT SEGMENT
Tacoma, WA
Reno, NV
Fontana, CA
Waxahachie,
TX
Cleburne,
TX
Summerville,
SC
Plant City, FL
Pulaski, VA
Peru, IL
12
• Largest fiber cement
producer in North America
• 2,100 employees
• 9 manufacturing plants¹
• 2 research and development
facilities
1Q FY15 1Q FY14
Net Sales US$321.5m US$278.1m
EBIT US$68.0m US$59.4m
EBIT Margin 21.2% 21.4%

PAGE Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau AGGRESSIVELY GROWING DEMAND FOR OUR PRODUCTS 13 USA Fiber Cement Top Line Growth

PAGE USA and Europe Fiber Cement Average Net Sales Price US$680 ACHIEVING THE RIGHT VALUE FOR OUR PRODUCTS 14 550 590 630 670 710 FY10 FY11 FY12 FY13 FY14 Q1 FY15

PAGE
1  Excludes asset impairment charges of US$14.3 million in 4 quarter FY12, US$5.8 million in 3 quarter FY13 and US$11.1 million in 4 quarter FY13
USA and Europe Fiber Cement
Quarterly EBIT and EBIT Margin
EBIT EBIT Margin
USA AND EUROPE: DELIVERING STRONG RETURNS
15
0
5
10
15
20
25
30
35
0
10
20
30
40
50
60
70
80
FY09 FY10 FY11 FY12 FY13 FY14 FY15
1
th th
rd

PAGE
• 985 employees
• 5 manufacturing plants across
Australia, New Zealand and the
Philippines
• 1 research and development facility
EBIT and EBIT margin excludes New Zealand weathertightness claims
16
ASIA PACIFIC FIBER CEMENT SEGMENT
1Q FY15 1Q FY14
Net Sales US$95.3m US$94.1m
EBIT US$20.7m US$21.1m
EBIT Margin 21.7% 22.4%
Asia Pacific Plant Locations

PAGE
1  EBIT and EBIT margin excludes New Zealand weathertightness claims
EBIT EBIT Margin
ASIA PACIFIC: DELIVERING STRONG RETURNS
17
Asia Pacific Fiber Cement Segment
A$931
Average Net Sales Price
840
880
920
960
FY10 FY11 FY12 FY13 FY14 Q1 FY15
0
5
10
15
20
25
30
0
5
10
15
20
25
30
FY10 FY11 FY12 FY13 FY14 FY15
Quarterly EBIT and EBIT Margin
1

PAGE
Ceilings and partitions
Philippines
Exterior cladding
Australia
General purpose flooring
Australia New Zealand
Interior walls
18
TARGETTING THE RIGHT PRODUCT INTO THE RIGHT
MARKET
Asia Pacific Core Markets

PAGE
Objectives
• To optimize our capital structure with a view towards a target net debt position in the range of 1-2 times
EBITDA excluding asbestos
Strategy
• While reinvesting in R&D and capacity expansion required for growth;
• Provide consistent dividend payments within the payout ratio of 50-70% of Adjusted Net Operating
Profit; and
• A continued commitment to share buy back program together with possible use of special dividends.
Framework
• Manage capital efficiency within a prudent and rigorous financial policy
• Strong cash flow generation expected to continue and grow
JHX APPROACH TO CAPITAL MANAGEMENT
19
- Ensure sufficient liquidity to support financial obligations and execute strategy
- Minimize cost of capital while taking into consideration current and future industry, market and economic risks and conditions
- Fund CAPEX and reinvestment in our capacity and capability
- Maintain flexibility to capitalize on market and strategic opportunities

PAGE
JHX FY15 LIQUIDITY AND CAPITAL ALLOCATION
Liquidity
• In May 2014, we added US$150.0 million of credit facilities intended to replace and augment an existing
US$50.0 million credit facility which expired on 14 February 2014
• With the addition of this facility, we have US$505.0 million of combined credit facilities available to us with a combined average tenor of 3.0 years
Buybacks
• In May 2014, we announced a new share buy back program to acquire up to 5% of our issued capital during the following 12 months
• During the quarter, we repurchased and cancelled 715,000 shares of our common stock under the May
2013 program, at a total cost A$9.8 million (US$9.1 million) and an average market price of A$13.69
(US$12.73)
Dividends
• An ordinary dividend of US32.0 cents per security and a special dividend of US20.0 cents per security, totaling US$230.3 million, was paid on 08 August 2014 from FY14 earnings

PAGE
USA and Europe Fiber Cement
• The US operating environment continues to recover, but at a more modest pace than expected earlier this year
• The recent flattening in housing activity has created some uncertainty about the pace of the recovery in the short-term
• Our medium-term view on the recovery is unchanged. To capitalize on the growing market demand and anticipated market penetration, we continue to invest in additional manufacturing capacity across the
US
• EBIT to revenue margin is expected to remain within our target range of 20% - 25% for fiscal 2015, absent any major external factors
Asia Pacific Fiber Cement
• In Australia, net sales from the Australian business are expected to improve, tracking in line with expected growth in the detached housing market and an expected positive movement in the repair and remodel market
• The New Zealand business is expected to deliver improved results supported by a stronger local housing market, particularly in Auckland and Christchurch, although at a more moderate rate of growth than prior year
• The Philippines business is expected to grow, driven by increased penetration in to a relatively flat repair and remodel market, together with increased penetration into the growing residential high rise market
JHX FY15 GROUP OUTLOOK

PAGE
• Management expects full year Adjusted net operating profit to be between US$205 million and US$235 million assuming, among other things, housing industry conditions in the United
States continue to improve at a more moderate level than originally assumed at the beginning of the year, and that an exchange rate at or near current levels is applicable for the remainder of the fiscal year
• Management cautions that although the US market is recovering, uncertainties about the pace of the recovery in the short term remain.  Further the market price for input costs remain volatile and continue to impact earnings
• Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods
JHX FY15 GUIDANCE

APPENDIX

PAGE
1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, New Zealand weathertightness claims and tax adjustments
2 Excludes asbestos adjustments, AICF SG&A expenses, and New Zealand weathertightness claims
JHX KEY RATIOS
24
3 Months
FY2015
3 Months
FY2014
3 Months
FY2013
EPS (Diluted)    (US Cents) 11c 12c 10c
EBIT/ Sales (EBIT margin) 17.1% 18.1% 17.0%
Gearing Ratio (3.3)% (16.5)% (32.1)%
Net Interest Expense Cover 79.1x 84.4x 57.7x
Net Interest Paid Cover 89.0x 67.5x 115.4x
1
2
1
2
2

PAGE
FY10 FY11 FY12 FY13 FY14
Net Sales
US$m
828 814 862 951 1,128
Sales Volume
mmsf
1,304 1,248 1,332 1,489 1,697
Average Price
US$ per msf ²
632 648 642 626 652
EBIT US$m¹ 209 160 163 163 237
EBIT Margin %¹ 25 20 19 17 21
25
1 Excludes asset impairment charges of US$14.3 million and US$16.9 million in FY12 and FY13, respectively
2 During the second quarter of FY14, the company refined its methodology for calculating average net sales price in both the USA and Europe and Asia Pacific Fiber
Cement segments to exclude ancillary products that have no impact on fiber cement sales volume, which is measured and reported in million square feet (“mmsf”).
As the revenue contribution of these ancillary products  been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company’s primary fibre cement business, which is a key segment performance indicator. The company has restated average net sales price in the prior periods to conform with the current calculation of average net sales price.
USA AND EUROPE FIBER CEMENT – 5 YEAR RESULTS
OVERVIEW

PAGE
1 Excludes New Zealand product liability expenses of US$5.4 million , US$13.2 million and US$1.8 million  in FY12, FY13 and FY14, respectively
2 During the second quarter of FY14, the company refined its methodology for calculating average net sales price in both the USA and Europe and Asia Pacific Fiber
Cement segments to exclude ancillary products that have no impact on fiber cement sales volume, which is measured and reported in million square feet (“mmsf”). As the revenue contribution of these ancillary products has been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company’s primary fiber cement business, which is a key segment performance indicator. The company has restated average net sales price in the prior periods to conform with the current calculation of average net sales price.
FY10 FY11 FY12 FY13 FY14
297 353 376 370 366
390 408 392 394 417
886 906 906 901 930
59 79 86 75 83
20 23 23 20 23
26
ASIA PACIFIC FIBER CEMENT – 5 YEAR RESULTS OVERVIEW
Net Sales
US$m
Sales Volume
mmsf
Average Price
A$ per msf ²
EBIT US$m¹
EBIT Margin %¹

PAGE
JHX 1
ST
QUARTER FY15 GROUP RESULTS
• Earnings impacted by:
• Higher sales volumes and average sales prices across all business units;
• Higher production costs, primarily due to higher market prices for input costs and plant inefficiencies; and
• Higher organizational spend, primarily due to an increase in stock compensation expense and an increase in discretionary spend
27
• Continued capital expenditure on key production capacity projects across our business units
• Decrease in cash generated by trading activities to US$83.6 million for the current three month period compared to US$87.9 million in the prior corresponding period
• During the quarter we repurchased and cancelled 715,000 shares of our common stock, at a total cost A$9.8 million (US$9.1 million) and an average market price of A$13.69 (US$12.73)
• An ordinary dividend of US32.0 cents per security and a special dividend of US20.0 cents per security, totaling US$230.3 million, was paid on 08 August 2014 from FY14 earnings

PAGE
Highlights
• Net sales increased 12% favorably impacted by:
• Higher sales volumes; and
• Higher average net sales prices in local
currencies
• Gross profit margin decreased 30 bps impacted by:
• Higher production costs; primarily higher market
prices of input costs and plant inefficiencies
• SG&A expenses increased:
• Higher stock compensation expenses caused by
a 47% appreciation in our stock price versus
prior year
• Higher discretionary spend related to product
and market development activities
• Between EBIT and net operating profit:
• Interest expense increased due to changes in
the net debt position of AICF
• Other expense increased largely as a result of
realized and unrealized foreign exchange losses
• Income tax expense increased 12% due to a
higher effective tax rate
JHX 1 QUARTER FY15 RESULTS
28
US$ Millions  Q1 '15 Q1 '14 % Change
Net sales  416.8 372.2 12
Gross profit  140.2 126.3 11
SG&A expenses  (59.9) (54.9) (9)
R&D expense (8.4) (9.0) 7
Asbestos adjustments  (21.5) 94.5
EBIT  50.4 156.9 (68)
Net interest (expense) income (1.1) 0.1
Other (expense) income (3.7) 0.1
Income tax expense (16.7) (14.9) (12)
Net operating profit  28.9 142.2 (80)
ST

PAGE
1   Includes AICF SG&A expenses and AICF interest expense, net
JHX 1   QUARTER FY15 RESULTS (continued)
29
ST
US$ Millions  Q1 '15 Q1 '14 % Change
Net operating profit 28.9 142.2 (80)
Asbestos:
Asbestos adjustments  21.5 (94.5)
Other asbestos
1
0.8 (0.6)
New Zealand weathertightness claims
(benefit) expense
(1.3) 4.6
Asbestos and other tax adjustments 0.2 0.3 (33)
Adjusted net operating profit
50.1 52.0 (4)
Summary
Asbestos adjustments were favorable due to
a 2% favorable change in the Australian dollar
spot exchange rate against the US dollar from
the beginning balance sheet date to the
ending balance sheet date for the period.  In
the prior corresponding quarter the change in
spot rates was 11% unfavorable.
The New Zealand weathertightness liability
decreased as a result of higher rate of claim
resolution, fewer open claims at the end of the
quarter and continued reduction in the number
of new claims received
Adjusted net operating profit decreased 4%
due to:
5% increases in operating segment
EBIT
Higher general corporate costs, net
interest and other income, and tax
expenses

PAGE
1  Asia Pacific Fiber Cement EBIT excludes New Zealand weathertightness claims of US$1.3 million benefit and US$4.6 million expense in Q1’FY15 and Q1’FY14, respectively
2 Research and development expenses include costs associated with core research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units
JHX 1
ST
QUARTER FY15 - SEGMENT EBIT
30
US$ Millions Q1 ’15 Q1 ’14 % Change
USA and Europe Fiber Cement 68.0 59.4 14
Asia Pacific Fiber Cement
1
20.7 21.1 (2)
Research & Development
2
(6.8) (6.1) (11)
General corporate costs excluding asbestos (10.7) (6.9) (55)
Adjusted EBIT 71.2 67.5 5
Asbestos adjustments (21.5) 94.5
AICF SG&A expenses (0.6) (0.5) (20)
New Zealand weathertightness claims benefit (expense) 1.3 (4.6)
Total EBIT   50.4 156.9 (68)
Net interest (expense) income
(1.1) 0.1
Other (expense) income
(3.7) 0.1
Income tax expense
(16.7) (14.9)
(12)
Net operating profit
28.9 142.2
(80)
Summary
An increase in stock
compensation expenses due
to a 40% appreciation in our
stock price versus the prior
year
An increase in discretionary
spend related to product and
market development activities
US and Europe FC EBIT +14%
driven by volume and price, partially
offset by higher input costs and
SG&A
APAC Fiber Cement EBIT in local
currency up 4% versus the prior year
General corporate costs excluding
asbestos higher primarily due to:

PAGE
1 Includes AICF SG&A expenses and AICF interest expense, net
Summary
JHX 1
ST
QUARTER FY15 - INCOME TAX EXPENSE
31
US$ Millions
Q1 ’15 Q1 ’14
Operating profit before income taxes 45.6 157.1
Asbestos:
Asbestos adjustments 21.5 (94.5)
Other asbestos
1
0.8 (0.6)
NZ weathertightness claims (benefit) expense (1.3) 4.6
Adjusted operating profit before income taxes 66.6 66.6
Income tax expense (16.7) (14.9)
Asbestos and other tax adjustments 0.2 0.3
Income tax expense excluding tax adjustments (16.5) (14.6)
Adjusted effective tax rate 24.8% 21.9%
Income tax expense excluding tax
adjustments increased compared to the prior
corresponding quarter due to the higher
adjusted effective tax rate applied to flat
adjusted operating profit before income taxes
Adjusted effective tax rate increased
compared to the prior corresponding quarter
due to a shift in the geographic mix of
earnings.

PAGE
1
JHX 1
ST
QUARTER FY15 - CASHFLOW
32
US$ Millions   Q1 ’15   Q1 ’14
EBIT  50.4 156.9
Non-cash items:
Asbestos adjustments
21.5 (94.5)
Other non-cash items
18.4 16.0
Net working capital movements
(6.7) 9.5
Cash Generated By Trading Activities
83.6 87.9
Tax payments, net (1.9) (1.7)
Change in other non-trading assets and liabilities (39.5) (16.7)
Change in asbestos-related assets & liabilities (0.5) (0.9)
Interest paid 0.8 (1.0)
Net Operating Cash Flow
42.5 67.6
Purchases of property, plant & equipment (48.6) (26.1)
Proceeds from sale of property, plant & equipment - 0.4
Common stock repurchased and retired (9.1) -
Dividends paid (124.6) -
Proceeds from issuance of shares 2.2 2.5
Tax benefit from stock options exercised 0.3 0.2
Effect of exchange rate on cash 1.9 (0.2)
Movement In Net Cash (135.4) 44.4
Beginning Net Cash  167.5 153.7
Ending Net Cash  32.1 198.1

PAGE
• We continued to spend on previously announced capital expansion projects at our Plant City, Florida,
Cleburne, Texas and Carole Park, Queensland facilities
• We continue to assess greenfield and brownfield projects across the US
• In Q1 FY14, we completed the purchase of the previously-leased land and buildings at Carole Park,
Brisbane plant and commenced investments to increase the plant’s production capacity
• We are tracking in line with our plans to invest approximately US$200 million per year in capital expenditure over the next three years
US$ Millions
  Q1 ’15   Q1 ’14 % Change
USA and Europe Fiber Cement (including
Research and Development)
38.5 11.6
Asia Pacific Fiber Cement 10.1 14.5 (30)
Total 48.6 26.1 86
JHX 1
ST
QUARTER FY15 - CAPITAL EXPENDITURE

PAGE
The following major capacity expansion projects in the USA and Europe and Asia Pacific Fiber Cement businesses are in progress:
JHX MANUFACTURING CAPACITY EXPANSION
34
Project Description Approximate
Investment
Estimated
Commission Date
Plant City, Florida – 4
th
sheet machine
and ancillary facilities
US$65.0 million
First half of fiscal 2016
Cleburne, Texas – 3
rd
sheet machine and
ancillary facilities
US$37.0 million
First half of fiscal 2016
Carole Park, Queensland – capacity
expansion project
A$89.0 million
First half of fiscal 2016

PAGE
JHX NET DEBT/CASH
At 30 June 2014:
US$ Millions
Total facilities 505.0
Gross debt -
Cash  32.1
Net cash 32.1
Unutilised facilities and cash  537.1
35
• Weighted average remaining term of debt facilities was 3.0 years at 30 June 2014, up from 2.4 years at 31
March 2014
• We remain well within our financial debt covenants
• Net cash of US$32.1 million compared to net cash of US$167.5 million at 31 March 2014
• Net cash position at 30 June 2014 was reduced to the extent of the May 2014 dividend payment of
US$124.6 million
• Subsequent to 30 June 2014, we moved into a net debt position, drawing US$320.0 million from our debt facilities to fund capital expenditures, dividend payments and the AICF contribution payment

PAGE
ASBESTOS FUND – PROFORMA (unaudited)

A$ millions
AICF cash and investments - 31 March 2014 65.5
Insurance recoveries 18.8
Interest expense, net (0.2)
Claims paid (32.7)
Operating costs (1.1)
Other 1.6
AICF cash and investments - 30 June 2014 51.9
• Year to date claims experience of liable entities were 2% above the 31 March 2014 actuarial forecast for
FY2015 and 3% lower than the prior corresponding period
• Readers are referred to Note 7 of our 30 June 2014 Condensed Consolidated Financial Statements for
further information on asbestos claims experience

PAGE
USA AND EUROPE INPUT COSTS
Discussion
• Input costs are significantly up over
the prior year, primarily driven by
pulp, silica and cement
• Many of our input costs fluctuate in-
line with commodity prices tracked by
external indices; the chart to the left
trends some of these external
sources
• The price of NBSK pulp is at a three-
year peak
• The cost of gas for industrial users has
nearly doubled over the last 2 years
• We are engaged in effective sourcing
strategies to reduce the impact of
increasing market prices
37
The information underlying the table above is sourced as follows:
• Pulp – Cost per ton – from RISI
• Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration (May 2014 monthly data)
• Electric – Cost per hundred kilowatt hour for industrial users – from US Energy Information Administration (May 2014 monthly data)
Quarterly US Input Costs
0
200
400
600
800
1,000
1,200
0
1
2
3
4
5
6
7
8
9
10
PULP GAS ELECTRIC

PAGE
¹ Production was suspended at the Summerville plant in November 2008, it is anticipated the plant will be re-commissioned during the current cycle.
It is not anticipated that the Blandon site (not shown) will be re-commissioned
Plant Capacity
USA AND EUROPE FIBER CEMENT – PLANT CAPACITY
38
Flat Sheet Plant Capacity (mmsf )
Plants operating
Cleburne, Texas
466
Additional capacity by mid  calendar year 2015
200
Peru, Illinois
560
Plant City, Florida
300
Additional capacity by mid calendar year 2015
300
Pulaski, Virginia
600
Reno, Nevada
300
Tacoma, Washington
200
Waxahachie, Texas
360
Fontana, California
250
Plant suspended
Summerville, South Carolina
190
Flat Sheet Total
3,726
1
1

PAGE TOTAL US HOUSING STARTS 39

PAGE
DEFINITIONS AND OTHER TERMS
Financial Measures – US GAAP equivalents
This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s
Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements:
Management's Analysis of Results and Consolidated Statements of Operations
Media Release and Other Comprehensive Income (Loss)
(US GAAP)
Net sales Net sales
Cost of goods sold Cost of goods sold
Gross profit Gross profit
Selling, general and administrative expenses Selling, general and administrative expenses
Research and development expenses Research and development expenses
Asbestos adjustments Asbestos adjustments
EBIT
*
Operating income (loss)
Net interest income (expense)* Sum of interest expense and interest income
Other income (expense) Other income (expense)
Operating profit (loss) before income taxes* Income (loss) before income taxes
Income tax (expense) benefit Income tax (expense) benefit
Net operating  profit (loss)* Net income (loss)
*- Represents non-U.S. GAAP descriptions used by Australian companies.

PAGE
DEFINITIONS AND OTHER TERMS
EBIT margin –
EBIT margin is defined as EBIT as a percentage of net sales.
Sales Volumes
mmsf
–
million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf
–
thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees)
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised
Net debt payback – Net debt (cash) divided by cash flow from operations
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents
Return on capital employed – EBIT divided by gross capital employed

INVESTOR PRESENTATION SEPTEMBER 2014